SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No.7)*

                           Yardville National Bancorp
            ---------------------------------------------------------


                           Common Stock, no par value
            ---------------------------------------------------------


                                    985021104
            ---------------------------------------------------------
                                 (CUSIP Number)

            Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054
                             (973) 560-1400, Ext.108
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 30, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This statement on Schedule 13 D which was filed on July 29, 2004, Amendment No.1 was filed on February 15, 2005, Amendment No.2 was filed on May 4, 2005, Amendment No.3 was filed on May 11, 2005, Amendment No.4 was filed on June 17, 2005, Amendment No. 5 was filed on August 16, 2005 and Amendment No. 6 was filed on November 10, 2005 on behalf of Seidman and Associates, L.L.C ("SAL"), Seidman Investment Partnership, L.P. ("SIP"), Seidman Investment Partnership II, L.P. ("SIPII"), Kerrimatt, L.P. ("Kerrimatt"), Broad Park Investors, L.L.C ("Broad Park"), Federal Holdings, L.L.C. ("Federal"), Pollack Investment Partnership, L.P. ("PIP"), Lawrence Seidman ("Seidman"), and Dennis Pollack ("Pollack") collectively, the ("Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common stock ("the Shares") of Yardville National Bankcorp., a New Jersey corporation, is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

4. Purpose of Transaction

Attached hereto as Exhibit A and included herein in its entirety is a copy of a letter, dated November 30, 2005 from Lawrence B. Seidman, to Patrick M. Ryan, President and Chief Executive Officer, Yardville National Bancorp.

5. Interest in Securities of the Issuer

(a) (b) (c) As of the close of business on November 29, 2005, the Reporting Persons owned beneficially an aggregate of 837,799 shares of Common Stock, which constituted approximately 7.75% of the 10,843,017 shares of Common Stock outstanding as of November 7, 2005 as reflected in Yardville National Bancorp's Form 10-Q/A for the quarterly period ended September 30, 2005.

Schedule A attached below describes transactions except for previously reported transactions in the Common Stock affected by the Reporting Persons within the past sixty (60) days. Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days, except for previously reported transactions.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date November 30, 2005                              /s/ Lawrence B. Seidman
                                                    ----------------------------
                                                    Lawrence B. Seidman
                                                    Power of Attorney pursuant
                                                    to Joint Agreement dated
                                                    July 26, 2004

                                   SCHEDULE A

                                       COST
                          DATE          PER
       ENTITY          PURCHASED       SHARE        COST       SHARES
-------------------    ----------    --------    ----------    ------
SIP II                 11/21/2005     34.8111     62,660.00     1,800
Total                                             62,660.00     1,800

Pollack Diane IRA      10/10/2005     33.7460     12,654.75       375
Total                                             12,654.75       375

Grand Total                                       75,314.75     2,175

                               LAWRENCE B. SEIDMAN
                                 100 Misty Lane
                                 P. O. Box 5430
                              Parsippany, NJ 07054
                              (973) 560-1400, X108
                                November 30, 2005

Via Federal Express and Regular Mail
Patrick M. Ryan, President/CEO
Yardville National Bancorp
2465 Kuser Road
Hamilton, NJ  08690

Dear Mr. Ryan:

I feel compelled to clarify several misleading statements that you have recently made in reference to Yardville National Bancorp (YANB) and my involvement with YANB.

In an article published on SNL Interactive on November 15th, you stated that I am "looking to liquefy" my stake in YANB. First and foremost, I own stock in YANB to make money for the partnerships I manage, which is the goal of all YANB shareholders. I am in favor of whatever makes the most financial sense, whether that means YANB remains an independent entity or is acquired.

If YANB were able to dramatically accelerate its earnings momentum and achieve a quarterly EPS run-rate of at least 60 cents, without undue interest and credit risk, then I would be in favor of continued independence. Failing this accomplishment, the evaluation of strategic alternatives is imperative, including a sale of the YANB. I estimate that YANB could secure a premium of between 23% and 35% to its closing price of $34.93 on November 28th. Depending on the deal consideration and the merger partner, I might be inclined to keep, or even increase my stake in the combined company. A particularly attractive option from the shareholders' perspective is a merger with a mutual holding company that simultaneously conducts a second-stage conversion, with the majority of the deal consideration being the conversion stock.

In the same SNL Interactive article, you stated that YANB has never received a "formal offer" to be acquired. I trust that this is technically true. However, by your choice of words, you have left the impression that you have had merger discussions. If I were a Board member, I would investigate why these discussions, if they in fact occurred, failed to lead to a formal merger proposal. Hopefully, the Board did not place its personal interests above the interests of all shareholders.

You have called YANB a growth company. At certain points in the credit cycle, this is a positive attribute. But growth without taking into consideration a risk/reward benefit analysis is irresponsible. At this stage in the real estate cycle, growth may not be the best way to maximize value for all of the YANB shareholders. You and Board have refused to properly consider, or discuss with me in detail, my idea of selling assets and repurchasing stock. This is also irresponsible.

                                    EXHIBIT A

Patrick M. Ryan, President/CEO
Yardville National Bancorp
Page 2

As I stated in my letter to you on November 9th, I believe YANB has violated the February 15, 2005 Consulting Agreement. On each of the most important issues confronting YANB, I have never been given any information, or been asked for any meaningful input. In addition to the written agreement with the OCC, an example of this disregard for the Consulting Agreement is YANB's de novo expansion program. This could very well end up being a boon to shareholders. On the other hand, it could turn out to be yet another bump in the road. Without a detailed analysis of the YANB plans, it was impossible for me to provide advice.

At the Sandler O'Neill & Partners 2005 East Coast Financial Services Conference on November 17th, you were asked how you would feel about me being on the YANB Board of Directors. Even though you said your answer was not a "cop-out", that is exactly what it was. It is true that it is not your decision as to whether or not I am nominated to the Board. However, Sarbanes Oxley does not prohibit you as a Board member from commenting on whether you support, or oppose, my membership on the Board.

                                                 Very truly yours,


                                                 /s/ Lawrence B. Seidman